
November 29, 2023

David Goubert
President and Chief Executive Officer
Ayr Wellness Inc.
2601 South Bayshore Drive, Suite 900
Miami, Florida 33133

      Re: Ayr Wellness Inc.
          Application for Qualification of Indenture Under
          the Trust Indenture Act of 1939 on Form T-3
          Filed November 22, 2023
          File No. 022-29110

Dear David Goubert:

      This is to advise you that we have not reviewed and will not review your application.

      Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Merritt S. Johnson